UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: June 16, 2009
	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

REPORT ON THE RESULTS OF THE VOTE

of the Annual General Shareholders Meeting

of Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, bldg. 14, Moscow, 127083, Russian Federation

(Protocol No 42 of June 10, 2009)

The Annual General Shareholders Meeting (hereinafter, the “Annual General Meeting” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on June 10, 2009 by the decision of the Board of Directors of the Company made on April 24, 2009.

The Annual General Meeting was conducted in the form of a meeting (voting may be effected by sending completed voting ballots to VimpelCom).

The Meeting was held at 4, Krasnoproletarskaya Ulitsa, Moscow, Russian Federation.

The total number of votes cast by the shareholders that participated in the Meeting was 46 739 124 constituting 80.99% of the total number of voting shares.

The Meeting had a quorum.

Chairman of the Meeting – Mr. Leonid R. Novoselsky.

Secretary of the Meeting – Secretary of the Board of Directors – Mr. Jeffrey D. McGhie.

The agenda of the Meeting:

1.	Approval of the 2008 VimpelCom Annual Report prepared in accordance with Russian law;

2.	Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2008 (prepared in accordance with Russian statutory accounting principles);

3.	Allocation of profits and losses resulting from 2008 financial year operations including adoption of the decision on non-payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A”;

4.	Election of the Board of Directors;

5.	Election of the Audit Commission;

6.	Approval of external auditors;

7.	Approval of the amended By-Laws of the Audit Commission of VimpelCom;

8.	Approval of the amended Charter of VimpelCom.

The following decisions were made by the Meeting on each agenda Item:

Item No 1:	Approval of the 2008 VimpelCom Annual Report prepared in accordance with Russian law

The results of the vote on the first item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 46 739 124.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
46 148 107	3 643	587 374

The decision taken:

To approve the 2008 VimpelCom Annual Report prepared in accordance with Russian law.

Item No 2:	Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2008 (prepared in accordance with Russian statutory accounting principles)

The results of the vote on the second item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 46 739 124.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
46 147 812	3 543	587 769

The decision taken:

To approve VimpelCom’s 2008 unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza LLC.

Item No 3:	Allocation of profits and losses resulting from 2008 financial year operations including adoption of the decision on non-payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A”

The results of the vote on the third item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 46 739 124.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
46 695 933	16 311	26 880

The decision taken:

Not to pay annual dividends to holders of common registered shares based on 2008 financial year results; and to pay in cash annual dividends to holders of preferred registered shares of type “A” based on 2008 results in the amount of 0.1 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2008 operating results into the business.

Item No 4:	Election of the Board of Directors

The results of the vote on the fourth item:

Note: Cumulative voting procedure.

The number of cumulative votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 519 368 598.

The number of cumulative votes held by persons who participated in the Meeting is 420 652 116.

Quorum on the item put for voting was present.

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. Mikhail M. Fridman	38 865 816
2. Kjell Morten Johnsen	35 255 592
3. Hans Peter Kohlhammer	62 388 944
4. Jo Olav Lunder	73 905 357
5. Oleg A. Malis	38 864 265
6. Leonid R. Novoselsky	50 884 062
7. Alexey M. Reznikovich	38 826 272
8. Ole Bjorn Sjulstad	35 295 379
9. Jan Edvard Thygesen	35 292 911

Number of votes recognized to be invalid and not counted in the results of voting on this Item is 0.

The decision taken:

To elect the following members to the Board of Directors: Mikhail M. Fridman, Kjell Morten Johnsen, Hans Peter Kohlhammer Jo Olav Lunder, Oleg A. Malis, Leonid R. Novoselsky, Alexey M. Reznikovich, Ole Bjorn Sjulstad, Jan Edvard Thygesen.

Item No 5:	Election of the Audit Commission

The results of the vote on the fifth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 46 739 124.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
46 630 819	2 356	105 949

The decision taken:

To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.

Item No 6:	Approval of external auditors

The results of the vote on the sixth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 46 739 124.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
46 713 639	1 123	24 362

The decision taken:

To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2009 results.

Item No 7:	Approval of the amended By-Laws of the Audit Commission of VimpelCom

The results of the vote on the seventh item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 46 739 124.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
46 698 183	2 359	38 582

The decision taken:

To approve the amended By-Laws of the Audit Commission of VimpelCom.

Item No 8:	Approval of the amended Charter of VimpelCom

The results of the vote on the eighth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 46 739 124.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
46 695 956	4 085	39 083

The decision taken:

To approve the amended Charter of VimpelCom.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 144 dated June 9, 2009): Eliseev Evgeniy Alexandrovich (chairman), Galkina Svetlana Anatolyevna (secretary), Veselov Andrey Alekseevich (member).

Chairman of the Meeting	Leonid R. Novoselsky

Secretary of the Meeting	Jeffrey D. McGhie

June 10, 2009

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